UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

Al Sila Tower

Abu Dhabi Global Market Square

Al Maryah Island, PO Box 29920

Abu Dhabi

United Arab Emirates

+971 2 412 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,279,291
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,279,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,279,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%*
14	TYPE OF REPORTING PERSON CO

*	The percent of class figures set forth in this Sixteenth Amendment (as defined below) are calculated based on 945,495,489 issued and outstanding ArcelorMittal Shares (as defined below) as of November 16, 2021, as published on the website of ArcelorMittal, and the $100 million in principal amount of Convertible Notes (as defined below) held by Lumen Investments S.à r.l., which are convertible into ArcelorMittal Shares at the minimum conversion ratio under the terms of the Convertible Notes.

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 286,742
	8	SHARED VOTING POWER 352,279,291
	9	SOLE DISPOSITIVE POWER 286,742
	10	SHARED DISPOSITIVE POWER 352,279,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,566,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,500
	8	SHARED VOTING POWER 352,279,291
	9	SOLE DISPOSITIVE POWER 25,500
	10	SHARED DISPOSITIVE POWER 352,279,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,304,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,279,291
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,279,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,279,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,620,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,620,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,620,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,658,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,658,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,658,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 16 (this “Sixteenth Amendment”) to Schedule 13D amends and supplements Amendment No.15 to Schedule 13D, filed August 2, 2021 (the “Fifteenth Amendment”), Amendment No.14 to Schedule 13D, filed June 22, 2021 (the “Fourteenth Amendment”), Amendment No.13 to Schedule 13D, filed February 16, 2021, Amendment No. 12 to Schedule 13D, filed May 29, 2020, Amendment No. 11 to Schedule 13D, filed May 13, 2020, Amendment No. 10 to Schedule 13D, filed April 12, 2016, Amendment No. 9 to Schedule 13D, filed March 15, 2016, Amendment No. 8 to Schedule 13D, filed February 5, 2016, Amendment No. 7 to Schedule 13D, filed January 11, 2013, Amendment No. 6 to Schedule 13D, filed June 23, 2010, Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”) with the Securities and Exchange Commission (the “Commission”) relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). Unless otherwise indicated, capitalized terms used but not defined in this Sixteenth Amendment have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

Schedules A, C and D of the Statement are hereby amended and restated by Schedules A, C and D, respectively, of this Sixteenth Amendment.

Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

No material acquisition of beneficial ownership of ArcelorMittal Shares has been made by any of the persons named in Item 2 of the Statement since the filing of the Fifteenth Amendment by the Reporting Persons.

Item 4. Purpose of Transaction.

The first four disclosure paragraphs of the response set forth in Item 4 of the Statement are hereby amended by deleting the paragraphs in their entirety and replacing them with the following:

On February 11, 2021, ArcelorMittal announced a share buy-back program for an aggregate maximum amount of $650,000,000 (the “First Buy-Back Program”). ArcelorMittal also announced that upon completion of the First Buy-Back Program, it will commence a further share buy-back program for an aggregate amount of $570,000,000 (the “Second Buy-Back Program”). In connection with the First Buy-Back Program and the Second Buy-Back Program, ArcelorMittal and Lumen entered into a Share Repurchase Agreement (as defined below). The First Buy-Back Program and the Second Buy-Back Program concluded on March 4, 2021 and June 18, 2021, respectively. Lumen sold 16,338,603 ArcelorMittal Shares under the First Buy-Back Program and the Second Buy-Back Program.

On June 18, 2021, ArcelorMittal announced a third buy-back program for an aggregate maximum amount of $750,000,000 (the “Third Buy-Back Program”). In connection with the Third Buy-Back Program, ArcelorMittal and Lumen entered into the First Amendment Agreement (as defined below). The Third Buy-Back Program concluded on July 5, 2021. Lumen sold 8,888,228 ArcelorMittal Shared under the Third Buy-Back Program.

On July 29, 2021, ArcelorMittal announced a fourth buy-back program for an aggregate maximum amount of $2,200,000,000 (the “Fourth Buy-Back Program”). In connection with the Fourth Buy-Back Program, ArcelorMittal and Lumen entered into the Second Amendment Agreement (as defined below). The Fourth Buy-Back Program concluded on November 16, 2021. Lumen sold 24,494,640 ArcelorMittal Shared under the Fourth Buy-Back Program.

On November 11, 2021 and November 17, 2021, ArcelorMittal announced a fifth buy-back program for an aggregate maximum amount of $1,000,000,000 (the “Fifth Buy-Back Program”). On each trading day during which ArcelorMittal conducts purchases under the Fifth Buy-Back Program, ArcelorMittal and Lumen have agreed to purchase and sell, respectively, a number of ArcelorMittal Shares, such that the number of ArcelorMittal Shares so purchased and sold represents 36.34% of the sum of: (i) the total number of shares purchased by ArcelorMittal under the Fifth Buy-Back Program (other than from Lumen) and (ii) the number of ArcelorMittal Shares purchased by ArcelorMittal from Lumen pursuant to the Third Amendment Agreement (as defined below), in each case on that trading day.

The foregoing summary of Lumen’s undertaking to participate in the Fifth Buy-Back Program should be read in conjunction with the full text of the Share Repurchase Agreement and the Third Amendment Agreement, copies of which are included as Exhibit 8 and Exhibit 11, respectively, to this Sixteenth Amendment and which are incorporated herein by reference. The descriptions of the Share Repurchase Agreement, the First Amendment Agreement, the Second Amendment Agreement and the Third Amendment Agreement as set forth in Item 6 of this Sixteenth Amendment are incorporated by reference herein.

 Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5(a)-(c) of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) Lumen is the direct owner of 279,354,343 ArcelorMittal Shares. Lumen is also the direct owner of $100,000,000 in principal amount of 5.50% Mandatorily Convertible Subordinated Notes due 2023 of ArcelorMittal (the “Convertible Notes”). Lumen may convert its Convertible Notes into 9,266,600 of ArcelorMittal Shares. Accordingly, Lumen is the beneficial owner of 288,620,943 ArcelorMittal Shares in total, representing 30.2% of the ArcelorMittal Shares outstanding.

Nuavam is the direct owner of 63,658,348 ArcelorMittal Shares, representing 6.7% of the ArcelorMittal Shares outstanding.

Grandel is the indirect owner of 352,279,291 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 352,279,291 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel, as discussed in greater detail in Item 2 of the Statement.

Mr. Mittal is the direct owner of 286,742 ArcelorMittal Shares representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mr. Mittal is the beneficial owner of 352,566,033 ArcelorMittal Shares in total, representing 36.9% of the ArcelorMittal Shares outstanding. In addition, Mr. Mittal holds a total of 321,714 performance share units, granted by ArcelorMittal pursuant to its Group Management Board Performance Share Unit Plan (“PSU”), of which 154,409 may vest in 2022, 89,933 may vest in 2023 and 77,372 may vest in 2024. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Mr. Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs.

Mrs. Mittal is the direct owner of 25,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mrs. Mittal is the beneficial owner of 352,304,791 ArcelorMittal Shares in total, representing 36.9% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 120,413 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Aditya Mittal holds a total of 287,354 PSUs of which 133,720 may vest in 2022, 82,584 may vest in 2023 and 71,050 may vest in 2024. As the vesting of PSUs is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal Shares by virtue of his ownership of the PSUs. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal.

Vanisha Mittal Bhatia is the direct owner of 8,500 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal.

The calculation of the beneficial ownership percentages set forth in Item 5(a) and 5(b) is based on 982,809,772 ArcelorMittal Shares issued as of November 16, 2021 as published on the website of ArcelorMittal, of which 37,314,283 were held by ArcelorMittal as treasury stock, and on the Convertible Notes held by the Reporting Persons converted at the minimum conversion ratio under the terms of the Convertible Notes.

(b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 279,354,343 ArcelorMittal Shares. In addition, Lumen also holds Convertible Notes, which it may convert into 9,266,600 ArcelorMittal Shares and would upon conversion have the power to vote or direct the vote or dispose of such ArcelorMittal Shares. Lumen shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 288,620,943 ArcelorMittal Shares, representing 30.2% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares. Nuavam shares such powers with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Nuavam. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 63,658,348 ArcelorMittal Shares, representing 6.7% of the ArcelorMittal Shares outstanding.

Grandel has the power to vote or to direct the vote or dispose or direct the disposition of 343,012,691 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. In addition, Grandel would also have shared voting and dispositive power over the 9,266,600 ArcelorMittal Shares into which the Convertible Notes held by Lumen may be converted and, accordingly, Grandel shares the power to vote or to direct the vote or dispose or direct the disposition of 352,279,291 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares outstanding.

The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 343,012,691 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel, as well as with Lumen, Nuavam and Grandel as described in the preceding three paragraphs. In addition, the Trustee would also have shared voting and dispositive power over the 9,266,600 ArcelorMittal Shares into which the Convertible Notes held by Lumen may be converted and, accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 352,279,291 ArcelorMittal Shares, representing 36.9% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 286,742 ArcelorMittal Shares that he owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 352,279,291 ArcelorMittal Shares beneficially owned by him, representing 36.9% of the ArcelorMittal Shares outstanding. See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 25,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding. Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 352,279,291 ArcelorMittal Shares beneficially owned by her, representing 36.9% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 120,413 ArcelorMittal Shares that he owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 8,500 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

(c) Set forth below is a table indicating the number of shares acquired, average price per share, and settlement date for acquisitions of shares by ArcelorMittal from Lumen under the Fourth Buy-Back Program.

Number of shares	Average price per share (euros)	Date of settlement
1,632,617	28.07	September, 21, 2021
1,141,690	25.61	September 28, 2021
1,335,208	25.90	October 5, 2021
1,569,825	24.92	October 12, 2021
1,465,359	26.70	October 19, 2021
1,409,988	27.65	October 26, 2021
1,191,373	28.67	November 2, 2021
1,098,078	28.58	November 9, 2021
1,404,913	28.03	November 16, 2021
302,476	27.10	November 18, 2021

Except as disclosed in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the ArcelorMittal Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous disclosure set forth under the heading “Share Repurchase Agreement and Amendments Thereto” in entirety and replacing it with the following:

Share Repurchase Agreement and Amendments Thereto

On February 12, 2021, ArcelorMittal and Lumen entered into a share repurchase agreement (the “Share Repurchase Agreement”) in connection with the First Buy-Back Program and Second Buy-Back Program.

On June 21, 2021, ArcelorMittal and Lumen entered into an amendment to the Share Repurchase Agreement (the “First Amendment Agreement”) in connection with the Third Buy-Back Program.

On July 30, 2021, ArcelorMittal and Lumen entered into a second amendment to the Share Repurchase Agreement (the “Second Amendment Agreement”) in connection with the Fourth Buy-Back Program.

On November 17, 2021, ArcelorMittal and Lumen entered into a third amendment to the Share Repurchase Agreement (the “Third Amendment Agreement”) in connection with the Fifth Buy-Back Program. Under the Third Amendment Agreement, on each trading day during which ArcelorMittal conducts purchases under the Fifth Buy-Back Program, ArcelorMittal and Lumen have agreed to buy and sell, respectively, a number of ArcelorMittal Shares, such that the number of ArcelorMittal Shares so purchased and sold represents 36.34% of the sum of: (i) the total number of shares purchased by ArcelorMittal under the Fifth Buy-Back Program (other than from Lumen) and (ii) the number of ArcelorMittal Shares purchased by ArcelorMittal from Lumen pursuant to the Third Amendment Agreement, in each case on that trading day. Except as specifically provided for and varied by the Third Amendment Agreement, all of the terms and conditions of the Share Repurchase Agreement will remain in full force and effect. Accordingly, consistent with the Share Repurchase Agreement, the ArcelorMittal Shares to be repurchased from Lumen in connection with the Fifth Buy-Back Program during any trading day will be repurchased at the same weighted average price as the ArcelorMittal Shares purchased under the Fifth Buy-Back Program on the relevant trading day in the open market. Purchases and sales occurring during periods of five consecutive trading days will be settled together two trading days following the end of each such period. However, any settlement of ArcelorMittal Shares in connection with the Fifth Buy-Back Program will be postponed if such settlement would cause the Trustee to hold less than one-third of all the voting rights of ArcelorMittal (including those connected with the ArcelorMittal Shares held in treasury by or on behalf of ArcelorMittal or the subsidiaries of ArcelorMittal).

The foregoing summary of the Share Repurchase Agreement, the First Amendment Agreement, the Second Amendment Agreement and the Third Amendment Agreement are qualified by references to the full text of the Share Repurchase Agreement, the First Amendment Agreement, the Second Amendment Agreement and the Third Amendment Agreement, copies of which are included as Exhibit 8, Exhibit 9, Exhibit 10 and Exhibit 11, respectively, to this Sixteenth Amendment and which are incorporated herein by reference.

Material to be Filed as Exhibits

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
2**	Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.
3***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
4****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010.
5****	Articles of Association of Grandel Limited
6*****	Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited
7******	Prospectus Supplement of ArcelorMittal, dated May 11, 2020
8*******	Share Repurchase Agreement, dated as of February 12, 2021, between ArcelorMittal and Lumen Investments S.à r.l..

9********	First Amendment Agreement, dated as of June 21, 2021, between ArcelorMittal and Lumen Investments S.à r.l..
10*********	Second Amendment Agreement, dated as of July 30, 2021, between ArcelorMittal and Lumen Investments S.à r.l..
11	Third Amendment Agreement, dated as of November 17, 2021, between ArcelorMittal and Lumen Investments S.à r.l. (filed herewith).
*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.
**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.
***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.
****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 23, 2010.
*****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.7) filed with the Commission on January 11, 2013.
******	Incorporated by reference to the SEC filing pursuant to Securities Act Rule 424(b)(5) by the Company on May 13, 2020.
*******	Previously filed as an Exhibit to the Schedule 13D (Amendment No.13) filed with the Commission on February 16, 2021.
********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.14) filed with the Commission on June 22, 2021.
*********	Previously filed as an Exhibit to the Schedule 13D (Amendment No.15) filed with the Commission on August 2, 2021.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 19, 2021

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

/s/ Elaine Connor
Name: Elaine Connor
Title: Authorised Signatory

/s/ Peter Stent
Name: Peter Stent
Title: Authorised Signatory

GRANDEL LIMITED

/s/ Matthew Torres
Name: Matthew Torres
Title: Director

/s/ Michael Castiel
Name: Michael Castiel
Title: Director

Lumen Investments S.à r.l.

/s/ Georges Scheuer
Name: Georges Scheuer
Title: Class A Manager

/s/ Evdokia Potolia
Name: Evdokia Potolia
Title: Class A Manager

NUAVAM INVESTMENTS S.À R.L.

/s/ Georges Scheuer
Name: Georges Scheuer
Title: Class A Manager

/s/ Evdokia Potolia
Name: Evdokia Potolia
Title: Class A Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING HSBC TRUSTEE (C.I.) LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Brent Edward York	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	New Zealand
Anthony Richard Hingley	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Managing Director / Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Thomas Lindsay Slattery	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director / Non-executive chairman	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British
Suzanne Fox	HSBC House, Esplanade, St Helier, Jersey, JE1 1GT	Director	HSBC Trustee (C.I.) Limited, Trust Company as regulated by the JFSC	British

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING LUMEN INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Franck DECONINCK	6, Rue Eugene Ruppert, L-2453 Luxembourg	Client Director	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	France
Georges SCHEUER	6, Rue Eugene Ruppert, L-2453 Luxembourg	General Manager	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Luxembourg
François-Xavier GOOSSENS	6, Rue Eugene Ruppert, L-2453 Luxembourg	Executive Director	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Belgium
Evdokia POTOLIA	6, Rue Eugene Ruppert, L-2453 Luxembourg	Manager Legal & Corporate Services	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Greece
Jacques de PATOUL	6, Rue Eugene Ruppert, L-2453 Luxembourg	Team Director Corporate & Private Wealth	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Belgium
Aditya MITTAL	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Chief Executive Officer	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg Luxembourg	India
Vanisha MITTAL BHATIA	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING NUAVAM INVESTMENTS S.À R.L

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Franck DECONINCK	6, Rue Eugene Ruppert, L-2453 Luxembourg	Client Director	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	France
Georges SCHEUER	6, Rue Eugene Ruppert, L- 2453 Luxembourg	General Manager	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Luxembourg
François-Xavier GOOSSENS	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Executive Director	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Belgium
Evdokia POTOLIA	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Manager Legal & Corporate Services	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Greece
Jacques de PATOUL	6, Rue Eugene Ruppert, L- 2453 Luxembourg	Team Director Corporate & Private Wealth	Intertrust (Luxembourg) S.a r.l., Trust Services 6, Rue Eugene Ruppert, L-2453 Luxembourg	Belgium
Aditya MITTAL	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Chief Executive Officer	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India
Vanisha MITTAL BHATIA	7th Floor, Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal, 24-26, Boulevard d’Avranches, L-1160 Luxembourg	India